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Exhibit 12.1

ADESA, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three months ended March 31,		For the years ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Thousands, except ratios

Income from continuing operations before income taxes	$54,902	$44,081	$189,588	$153,700	$120,545	$84,007	$69,612

Fixed charges:
Interest expense	3,988	4,602	15,996	22,492	38,639	26,056	12,985
Interest component of all rentals	1,863	2,007	7,779	7,962	7,913	6,237	4,502

Total fixed charges	5,851	6,609	23,775	30,454	46,552	32,293	17,487

Earnings before income taxes and fixed charges	$60,753	$50,690	$213,363	$184,154	$167,097	$116,300	$87,099

Ratio of earnings to fixed charges	10.4	7.7	9.0	6.0	3.6	3.6	5.0

Computation of Pro Forma Ratio of Earnings to
Fixed Charges after Adjustment for Issuance of Debt

Earnings before income taxes and fixed charges	60,753	$50,690	$213,363
Fixed charges	5,851	6,609	23,775
Adjustments:
Estimated net increase in interest expense from refinancing	3,443	2,398	12,004

Total pro forma charges	$9,294	$9,007	$35,779

Pro forma ratio of earnings to fixed charges	6.5	5.6	6.0

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  Exhibit 12.1